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                                                                                                         File No. 69-333









                                              SECURITIES AND EXCHANGE COMMISSION

                                                    Washington, D.C. 20549





                                                         FORM U-3A-2





                                    STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER

                                    RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY

                                                 HOLDING COMPANY ACT OF 1935





                                       _______________________________________________



                                            TO BE FILED ANNUALLY PRIOR TO MARCH 1

                                       _______________________________________________







                                                   CONSUMERS ENERGY COMPANY

                                                      (Name of Company)





      hereby files with the Securities and Exchange Commission,  pursuant to Rule 2, its statement claiming exemption as a holding  company  from the  provisions  of the Public  Utility  Holding  Company  Act of 1935,  and  submits the following information:













      March 1, 2002

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        1.        Name, state of organization,  location and nature of business of claimant and every  subsidiary  thereof,  other than any exempt  wholesale  generator (EWG) or foreign utility company in which claimant  directly or indirectly holds an interest.


                  Consumers Energy Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Energy  Company  is a  Michigan  corporation  engaged  in  the  generation,  purchase,  transmission, distribution  and sell of electricity,  and in the purchase,  storage,  transmission,  distribution  and sell of natural gas, in the lower peninsula of the state of Michigan.

       1.         CMS Engineering Co.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS Engineering  Company is a Michigan  corporation engaged in offering design,  engineering,  project management and related  construction  services to natural gas utilities,  natural gas exploration and production  companies, and other energy businesses.

       2.         CMS Midland Holdings Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS  Midland  Holdings  Company is a Michigan  corporation  involved  as a Limited  Partner in the First  Midland
                  Limited  Partnership,  a Delaware limited  partnership,  which leases assets to the Midland  Cogeneration Venture
                  Limited Partnership, a Michigan limited partnership.

       3.         CMS Midland, Inc.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS  Midland,  Inc.  is as Michigan  corporation  engaged as a 49%  General  Partner in the Midland  Cogeneration
                  Venture Limited Partnership, a Michigan limited partnership.

       4.         Consumers Campus Holdings, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Campus  Holdings,  LLC is a Michigan  limited  liability  company  formed for the purpose of being the lessee in the synthetic  lease  financing of the new Consumers  Energy Company  office  building to be located in downtown Jackson, Michigan.
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       5.         Consumers EnergyGuard Services, Inc.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers EnergyGuard Services,  Inc., is a Michigan corporation formed for the purpose of marketing EnergyGuard, a residential bill payment insurance product to Consumers' residential customers.

       6.         Consumers Funding LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Funding LLC is a Delaware  limited  liability  company formed for the purpose of acting as assignee of property transferred by Consumers and issuer of securitization bonds.

       7.         Consumers Nuclear Services, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Nuclear  Services,  LLC is a Michigan limited  liability company formed for the purpose of holding the
                  20% member interest in Nuclear Management LLC.

                  7.1        Nuclear Management Company, LLC (20%)

                             Address:  700 First Street, Hudson, Wisconsin 54016

                             Nuclear  Management  Company,  LLC is a Wisconsin limited liability company formed to achieve enhanced reliability and continued safe operation,  to pursue overall  excellence in nuclear power  operations, as well as to identify efficiencies in the provision of operating services to nuclear facilities.

       8.         Consumers Receivables Funding, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Receivables  Funding,  LLC is a Delaware  limited  liability  company  formed to buy certain  accounts receivables from Consumers Energy Company and sell them to a third party.

       9.         ES Services Company

                  Address:   212 West Michigan Avenue, Jackson, Michigan 49201

                  ES Services Company is a Michigan  corporation  formed for the purpose of offering design,  engineering,  project management and related services primarily to electric utilities and generation facilities.
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       10.        MEC Development Corp.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  MEC Development Corp. is a Michigan  corporation that previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

       11.        Michigan Electric Transmission Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Michigan  Electric  Transmission  Company is a Michigan  corporation  formed for the  purpose of owning  electric transmission facilities acquired from Consumers.

       12.        Michigan Gas Storage Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Michigan  Gas Storage  Company is a Michigan  corporation  and a natural  gas  company  within the meaning of the
                  Natural Gas Act engaged in the interstate  transportation and storage of gas for a number of customers  including
                  Consumers.

       13.        Consumers Parnall Holdings, LLC


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Parnall Holdings, LLC is a Michigan limited liability corporation formed for the purpose of holding the interest of CEC Investments I, Inc. and related to the Parnall Road building pending a purchase of the title to the land by Consumers.

       14.        Consumers Power Company Financing I


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Power Company Financing I is a Delaware Trust established to issue Trust Preferred Securities.

       15.        Consumers Energy Company Financing II


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing II is a Delaware Trust established to issue Trust Preferred Securities.
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       16.        Consumers Energy Company Financing III


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing III is a Delaware Trust established to issue Trust Preferred Securities.

       17.        Consumers Energy Company Financing IV


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing IV is a Delaware Trust established to issue Trust Preferred Securities.

       18.        Consumers Energy Company Financing V


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing V is a Delaware Trust established to issue Trust Preferred Securities.
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             2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.
       ---------------------------------------------------------------------------------------------------------------------------
       Claimant's  subsidiary  Consumers is a public utility.  Its property and facilities used for the  above-described  purposes are located within the State of Michigan and are described below.


                                                           (1) Electric Properties

       Consumers' electric generation is supplied by the following plants:

                                                                                             2001                           2001
                                                                                   Summer Net Demonstrated
                                                       Size and Year                  Capability (kWhs)             Net Generation
Name and Location (Michigan)                         Entering Service                                               (Thousands of
                                                                                                                        kWhs)
Coal Generation
     J H Campbell 1&2 - West Olive                 2 Units, 1962-1967                                615,000          3,654,739
     J H Campbell 3 - West Olive                   1 Unit, 1980                                      765,140(a)       5,612,688
     D E Karn - Essexville                         2 Units, 1959-1961                                515,000          3,611,668
     B C Cobb - Muskegon                           2 Units, 1956-1957                                316,000          2,029,002
     J R Whiting - Erie                            3 Units, 1952-1953                                326,000          2,119,458
     J C Weadock - Essexville                      2 Units, 1955-1958                                310,000          2,175,729

Total Coal Generation                                                                              2,847,140         19,203,284

Oil/Gas Generation
     B C Cobb - Muskegon                           3 Units, 1999-2000                                183,000             58,328
     D E Karn - Essexville                         2 Units, 1975-1977                              1,276,000            928,427

Total Oil/Gas Generation                                                                           1,459,000            986,755

Hydroelectric
     Conventional Hydro Generation                 13 Plants, 1907-1949                               73,540            422,576
     Ludington Pumped Storage                      6 Units, 1973                                     954,700(b)        (553,135)(c)

Total Hydroelectric                                                                                1,028,240           (130,559)

Nuclear Generation
     Palisades - South Haven                       1 Unit, 1971                                      760,000          2,325,720
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Total Nuclear Generation                                                                             760,000          2,325,720


Gas/Oil Combustion Turbine
     Generation                                             8 Plants, 1966-1999                      346,800(d)          14,711

Total Gas/Oil Combustion Turbine                                                                     346,800             14,711

Total owned generation                                                                             6,441,180         22,399,911

Purchased and Interchange Power Capacity                                                           1,644,180(e)

TOTAL                                                                                              8,085,360

(a)      Represents Consumers' share of the capacity of the J H Campbell 3, net of 6.69 percent (ownership interests of the Michigan
         Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(b)      Represents  Consumers'  share of the  capacity of Ludington. Consumers and Detroit  Edison have 51 percent and 49 percent undivided ownership, respectively, in the plant.

(c)      Represents  Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

(d)      Includes 1.8 MW of distributed generation.

(e)      Includes 1,240 MW of purchased contract capacity from the MCV Facility.

Electric subtransmission and distribution lines are located on or under public highways, streets, alleys or lands, except where they are  located  on or under  easements  or other  rights.  Consumers  owns 340  miles of high  voltage distribution radial lines. The subtransmission  system  consists of 4,152  structural  miles of overhead  lines and 16 subsurface miles of underground lines. The distribution system consists of 54,380 structural miles of overhead lines and 7,801 subsurface miles of underground lines.

Consumers owns substations having an aggregate transformer capacity of 28,868,000 kilovoltamperes.

On April 1, 2001, Consumers transferred its investment in electric transmission lines and substations to a wholly owned subsidiary,
Michigan Electric Transmission Company (METC). The transmission system consists of 4,288 structural miles of overhead lines.

METC owns substations having an aggregate transformer capacity of 12,015,660 kilovoltamperes.

Consumers is interconnected with certain Michigan and neighboring utilities. Consumers owns the land and rights-of-way and METC owns the non-land  assets which connect with the electric  transmission lines that deliver electric energy at or near the Michigan state border to:
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Indiana  &  Michigan  Electric  Company  at  the  following  interconnection points: Palisades-Cook No. 1, Palisades-Cook No.  2,
Argenta-Robinson  Park and Argenta-Twin  Branch; and Northern Indiana Public Service Company at the following interconnection point:
Barton Lake-Batavia.
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                                                              (2) Gas Properties

           Consumers' gas distribution and transmission system consists of 24,746 miles of distribution mains and 1,099 miles of transmission lines throughout Michigan's lower peninsula. It owns and operates six compressor stations with a total of
       113,680 installed horsepower. Consumers has 11 gas storage fields located across Michigan with an aggregate storage capacity of 221.3 bcf.

           Michigan Gas Storage's transmission system consists of 521 miles of pipelines within Michigan's lower peninsula. It owns and operates two compressor stations with a total of 53,500 installed horsepower. Michigan Gas Storage has three gas storage fields located in Osceola, Clare and Missaukee counties of Michigan with an aggregate storage capacity of 109.5 bcf.

       In  November  2001,  Michigan  Gas storage  filed an  application  with the  Federal  Energy  Regulatory  Commission  for a declaration of exemption  from  provisions of the National Gas Act. Upon approval of the  application,  it is intended that
       Michigan Gas Storage and its facilities would be merged into Consumers Energy Company.



       -----------------------------------------------------------------------------------------------------------------------
       3.       The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
       -----------------------------------------------------------------------------------------------------------------------


                                                             ELECTRIC ENERGY

       (a)      Number of kWh of electric energy sold  (at retail or wholesale).

                                                                                                               kWh
       Total Electric Energy Sold                                                                        38,934,189,814


       (b)      Number of kWh of electric energy distributed at retail outside Michigan.

                                                                                                               kWh
       Total Electric Energy Distributed Outside of the
       State of Michigan                                                                                        0

       (c)      Number of kWh of electric energy sold at wholesale outside Michigan or at Michigan's state line.

                                                                                                           kWh
       Total  Electric  Energy Sold at  Wholesale  Outside the                                         1,922,071,000
       State of Michigan or at Michigan's State Line.
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       (d) Number of kWh of electric energy purchased outside Michigan or at Michigan's state line.

                                                                                                                 kWh
       Total Electric Energy Purchased Outside of Michigan                                                  6,932,983,000



                                                               NATURAL GAS
       CMS Energy information reports for natural gas, as it does not deal with or in manufactured gas.

       (a)        Number of Mcf of natural gas distributed at retail.

                                                                                                                 Mcf
       Total Natural Gas Distributed at Retail                                                               230,729,000

       (b)        Number of Mcf of natural gas distributed at retail outside Michigan.

                                                                                                                 Mcf
       Total Natural Gas Distributed at Retail                                                                    0
       Outside the State of Michigan

       (c)         Number of Mcf of natural gas sold at wholesale outside Michigan or at Michigan's state line.

                                                                                                                 Mcf
       Total Natural Gas Sold at Wholesale Outside Michigan                                                       0
       or at Michigan's State Line.

       (d)          Number of Mcf of natural gas purchased outside Michigan.

                                                                                                                 Mcf
       Total Natural Gas Purchased Outside of Michigan                                                       239,839,000
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       4.       The following  information  for the reporting  period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a)      Name, location,  business address and description of the facilities used by the EWG or foreign utility company for the generation,  transmission  and  distribution of electric energy for sale or for the  distribution at retail of natural or manufactured gas;
                NONE

       (b)      Name of each system company that holds an interest in such EWG or foreign utility company;  and description of the interest held;
                NONE

       (c)      Type and amount of the capital invested,  directly or indirectly,  by the holding company claiming exemption;  any direct or  indirect  guarantee  of the  security  of the EWG or foreign  utility  company by the  holding  company claiming  exemption;  and any debt or  other  financial  obligation  for  which  there is  recourse,  directly  or indirectly,  to the holding company  claiming  exemption or another system company,  other than the EWG or foreign utility company;
                NONE

       (d)      Capitalization and earnings of the EWG or foreign utility company during the reporting period; and
                NONE

       (e)      Identify any service,  sales or construction  contract(s)  between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
                NONE

       Exhibit A-1  Consolidating  statement of income and surplus of Claimant and its subsidiary  companies for the calendar year
       2001,  together  with a  consolidating  balance  sheet of Claimant  and its  subsidiary  companies  as of the close of such calendar year.

       Exhibit B- Not Applicable

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       The  above-named  Claimant has caused this  statement to be duly executed on its behalf by its  authorized  officer on this
       28th day of February, 2002.

                                                               CONSUMERS ENERGY COMPANY
                                                                A Michigan corporation

       [CORPORATE SEAL]                            By: /s/David A. Mikelonis                  .
                                                      David A. Mikelonis
                                                      Senior Vice President and General Counsel

       ATTEST:

         /s/Michael D. VanHemert
        Michael D. VanHemert
        Assistant Secretary



       Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:

                                                   David A. Mikelonis
                                                   Senior Vice President and
                                                   General Counsel
                                                   Consumers Energy Company
                                                   2123 West Michigan Avenue
                                                   Jackson, Michigan 49201
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                                                              EXHIBIT A


A consolidating statement of income and surplus of Consumers Energy Company and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Consumers Energy Company and its subsidiary companies as of the close of such calendar year is attached.


                                                      CONSUMERS ENERGY COMPANY
                                                  Consolidating Statement of Income
                                                For the Year Ended December 31, 2001

            (In Millions)                                    Michigan                        CMS                  Inter-   Consumers
                                           Consumers         Electric                        Midland     CMS      Company  Energy
                                           Energy            Transmission     Consumers      Holdings    Midland  Elimina- Company
                                           Company (1)       Company          Funding LLC    Company     Inc.     tions    Consol.
Operating Revenue
  Electric                                     $2,649              $82             $0           $0         $0      $(98)    $2,633
  Gas                                           1,358                0              0            0          0       (20)     1,338
  Other                                             5                0              0           14         24         0         43
                                         -------------- --------------- -------------- ------------ ---------- ---------- ----------

    Total operating revenue                     4,012               82              0           14         24      (118)     4,014
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

Operating Expenses
  Fuel for electric generation                    330                0              0            0          0         0        330
  Purchased power -
    related parties                               604                0              0            0          0       (61)       543
  Purchased and interchange
    power                                         476                0              0            0          0         0        476
  Cost of gas sold                                707                0              0            0          0         0        707
  Cost of gas sold-
    related parties                               143                0              0            0          0       (20)       123
  Loss on power purchases agreement-
    MCV Partnership                               126                0              0            0          0         0        126
  Other                                           636               27              0            0          0       (28)       635
  Maintenance                                     202               10              0            0          0        (9)       203
  Depreciation, depletion
    and amortization                              329                8              0            0          2         0        339
  General Taxes                                   183                4              0            0          0         0        187
                                         -------------- --------------- -------------- ------------ ---------- ---------- ----------

    Total operating expenses                    3,736               49              0            0          2      (118)     3,669
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

Pretax Operating Income                           276               33              0           14         22         0        345
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

Other Income (Deductions)
  Dividends and interest
    from affiliates                                49                1              3            0          1       (48)         6
  Accretion expense                               (10)               0              0            0          0         0        (10)
  Other, net                                       56                0              0            0          0       (51)         5
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

    Total other income
      (deductions)                                 95                1              3            0          1       (99)         1
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

Interest Charges
  Interest on long-term debt                      148                0              3            0          0         0        151
  Other interest                                   88                0              0            0          0       (47)        41
  Capitalized interest                             (6)               0              0            0          0         0         (6)
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

    Net interest charges                          230                0              3            0          0       (47)       186
                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------

Net Income (Loss) Before Income Taxes             141               34              0           14         23       (52)       160

Income Taxes                                       26               12              0            3          8         0         49

                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------
Net Income (Loss) Before Cumulative
  Effect of Change in Accounting                  115               22              0           11         15       (52)       111
Principle

Cumulative Effect of Change in
  Accounting for Derivative Instruments           (11)               0              0            0          0         0        (11)

                                       ---------------- --------------- -------------- ------------ ---------- ---------- ----------
                                                  104               22              0           11         15       (52)       100

Preferred Stock Dividends                           2                0              0            0          0         0          2

Preferred Stock Distribution                       41                0              0            0          0         0         41
                                         -------------- --------------- -------------- ------------ ---------- ---------- ----------


Net Income (Loss) Available
  To Common Stockholder                            61               22              0           11         15       (52)        57
                                         -------------- --------------- -------------- ------------ ---------- ---------- ----------

Dividends on Common Stock                         191                0              0            0          0        (1)       190
                                         -------------- --------------- -------------- ------------ ---------- ---------- ----------

Net Income (Loss) After Common
  Dividends                                     $(130)             $22             $0          $11        $15      $(51)     $(133)
                                         ============== =============== ============== ============ ========== ========== ==========

        (1)   Represents Consumers Energy Company, Michigan Gas Storage Company, ES Services Company, CMS Engineering Company,  MEC
              Development Corporation, Consumers Power Company Financing I, Consumers Energy Company Financing II, Consumers Energy
              Company Financing III,Consumers Energy Company Financing IV, Consumers EnergyGuard Services, Consumers Nuclear
              Services, LLC and Consumers Parnall Holdings, LLC
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                                                    CONSUMERS ENERGY COMPANY
                                               Consolidating Balance Sheet Assets
                                                        December 31, 2001
                                                          (In Millions)



                                                              Michigan                   CMS                  Inter-     Consumers
                                                Consumers     Electric      Consumers    Midland     CMS       Compa     Energy
                                                Energy        Transmission  Funding LLC  Holdings    Midland   Elimina-  Company
                                                Company(1)    Company                    Company     Inc.      tions     Consol.
      Plant (At original cost)
        Electric                                   $7,211          $450           $0         $0         $0        $0      $7,661
        Gas                                         2,593             0            0          0          0         0       2,593
        Other                                          23             0            0          0          0         0          23
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    9,827           450            0          0          0         0      10,277
      Less accumulated depreciation,
        depletion and amortization                  5,715           219            0          0          0         0       5,934
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    4,112           231            0          0          0         0       4,343
        Construction work-in-progress                 435            29            0          0          0         0         464
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    4,547           260            0          0          0         0       4,807
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

      Investments
        Stock of affiliates                           746             0            0          0          0      (687)         59
        First Midland Limited
          Partnership                                   0             0            0        253          0         0         253
        Midland Cogeneration
          Venture Limited Partnership                   0             0            0          0        300         0         300
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                      746             0            0        253        300      (687)        612
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

      Current Assets
        Cash and temporary cash
          Investments                                  10             0            4          0          2         0          16
        Accounts receivable and
          accrued revenue                             115            17            0          0          0        (7)        125
        Accounts receivable -
          related parties                              49            27            1          0          0       (60)         17
        Notes receivable -
          related parties                               0             0           16          0         10       (26)          0
        Inventories at average cost -
          Gas in underground storage                  569             0            0          0          0         0         569
          Materials and supplies                       63             6            0          0          0         0          69
          Generating plant fuel stock                  52             0            0          0          0         0          52
        Prepaid property taxes                        144             0            0          0          0         0         144
        Regulatory assets                              19             0            0          0          0         0          19
        Other                                           4            10            0          0          0         0          14
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    1,025            60           21          0         12       (93)      1,025
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

      Non-current Assets
        Regulatory Assets
          Securitization costs                        717             0            0          0          0         0         717
          Postretirement benefits                     209             0            0          0          0         0         209
          Abandoned Midland project                    12             0            0          0          0         0          12
          Other                                       167             0            0          0          0         0         167
        Nuclear decommissioning
          trust funds                                 581             0            0          0          0         0         581
        Long-term notes receivables -
          related parties                             536             0          453          0          0      (989)          0
        Other                                         176             0            0          0          0         0         176
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    2,398             0          453          0          0      (989)      1,862
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

      Total Assets                                 $8,716          $320         $474       $253       $312   $(1,769)     $8,306
                                              ============= ============ ============ ========== ========== ========== ===========
         (1)      Represents  Consumers  Energy  Company,  Michigan Gas Storage  Company,  ES Services  Company,  CMS Engineering
                  Company, MEC Development  Corporation,  Consumers Power Company Financing I, Consumers Energy Company Financing
                  II,  Consumers Energy Company  Financing III,  Consumers  Energy Company  Financing IV,  Consumers  EnergyGuard
                  Services, Consumers Nuclear Services, LLC and Consumers Parnall Holdings LLC.

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                                                    CONSUMERS ENERGY COMPANY
                                      Consolidating Balance Sheet - Equity and Liabilities
                                                        December 31, 2001
                                                          (In Millions)



                                                Consumers      Michigan      Consumers    CMS        CMS      Inter-     Consumers
                                                Energy         Electric      Funding LLC  Midland    Midland  Company    Energy
                                                Company(1)     Transmission               Holdings   Inc.     Elimina-   Company
                                                               Company                    Company             tions      Consol.
Capitalization
  Common Stockholders' Equity
    Common stock                                     $872            $0           $0         $0        $0       $(31)        $841
    Paid-in-capital                                   640           198            2         54       168       (430)         632
    Revaluation capital                                 5             0            0          0        (8)         7            4
    Retained earnings                                 412            22            0         35       137       (233)         373
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    1,929           220            2         89       297       (687)       1,850
  Preferred stock                                      44             0            0          0         0          0           44
  Company-obligated mandatorily
    redeemable preferred
      securities of subsidiaries                      520             0            0          0         0          0          520
  Long-term debt                                    2,019             0          453          0         0          0        2,472
  Intercompany long-term
    notes payable                                     989             0            0          0         0       (989)           0
  Non-current portion of capital leases                56             0            0          0         0          0           56
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    5,557           220          455         89       297     (1,676)       4,942
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

Current Liabilities
  Current portion of long-term
    debt and capital leases                           257             0            0          0         0          0          257
  Notes Payable                                       416             0            0          0         0          0          416
  Intercompany notes payable                           26             0            0          0         0        (26)           0
  Accounts payable                                    298             0            0          0         0         (7)         291
  Accrued taxes                                       212            11            0          4        (8)         0          219
  Accounts payable - related
    parties                                           122            18            0          0         0        (60)          80
  Deferred income taxes                                12             0            0          0         0          0           12
  Other                                               257             0            3          0         0          0          260
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    1,584            29           19          4        (8)       (93)       1,535
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

Non-current Liabilities
  Deferred income taxes                               537            42            0        146        22          0          747
  Postretirement benefits                             279             0            0          0         0          0          279
  Regulatory liabilities for
    income taxes, net                                 276             0            0          0         0          0          276
  Power purchase agreement -
    MCV Partnership                                   169             0            0          0         0          0          169
  Deferred investment tax credit                       87             0            0         14         1          0          102
  Other                                               227            29            0          0         0          0          256
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

                                                    1,575            71            0        160        23          0        1,829
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------
                                              ------------ ------------- ------------ ---------- ---------- ---------- -----------

Total Stockholders' Equity
  and Liabilities                                  $8,716          $320         $474       $253      $312    $(1,769)      $8,306
                                              ============ ============= ============ ========== ========== ========== ===========
                                              ============ ============= ============ ========== ========== ========== ===========



(1)      Represents  Consumers Energy Company,  Michigan Gas Storage Company, ES Services Company,  CMS Engineering  Company, MEC
         Development Corporation,  Consumers Power Company  Financing I, Consumers Energy Company  Financing II, Consumers Energy
         Company  Financing III, Consumers Energy Company  Financing IV, Consumers  EnergyGuard  Services,  Consumers  Nuclear
         Services,  LLC and Consumers  Parnall Holdings, LLC.
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


                                                    CONSUMERS ENERGY COMPANY
                                          Consolidating Statement of Retained Earnings
                                                        December 31, 2001
                                                          (In Millions)



                                            Michigan                       CMS                                       Consumers
                               Consumers    Electric                       Midland                                   Energy
                               Energy       Transmission    Consumers      Holdings     CMS          Intercompany    Company
                               Company (1)  Company         Funding LLC    Company      Midland      Eliminations    Consol.
                                                                                        Inc.

Balance at January 1, 2001            $542              $0             $0          $24         $122          $(182)         $506

Net Income (Loss)                      104              22              0           11           15            (52)          100

Less Dividends Paid
  Common Stock                         191               0              0            0            0             (1)          190
  Preferred Stock                        2               0              0            0            0              0             2
  Preferred Securities
    Distributions                       41               0              0            0            0              0            41
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------

                                       234               0              0            0            0             (1)          233
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------

Balance at December 31, 2001          $412             $22             $0          $35         $137          $(233)         $373
                               ============ =============== ============== ============ ============ =============== ============
                               ============ =============== ============== ============ ============ =============== ============



































(1)      Represents Consumers Energy Company,  Michigan Gas Storage Company, ES Services Company, CMS Engineering Company, MEC
         Development  Corporation,  Consumers  Power Company  Financing I, Consumers  Energy Company  Financing II,  Consumers
         Energy Company  Financing III,  Consumers Energy Company  Financing IV,  Consumers  EnergyGuard  Services,  Consumers
         Nuclear Services, LLC and Consumers Parnall Holdings, LLC.



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